Exhibit 99.1

CollPlant Biotechnologies Provides Business Updates and Second Quarter 2022 Financial Results

•	Co-development of rhCollagen-based dermal and soft tissue fillers with AbbVie is progressing
•	Company’s 3D bioprinted regenerative breast implant program remains on track to conclude large animal study in Q4
•	Development of aseptic process for the production of sterile rhCollagen anticipated to be completed in Q4
•	Strong balance sheet with cash and cash equivalents of $36M as of June 30, 2022

Rehovot, Israel August 25, 2022 -- CollPlant Biotechnologies (Nasdaq: CLGN), a regenerative and aesthetic medicine company developing innovative human collagen-based technologies and products for tissue regeneration and organ manufacturing, today announced financial results for the second quarter ended June 30, 2022 and provided an update on the Company’s business developments.

“I am very pleased with the company’s execution and significant advances across our diverse and expanding product portfolio. We are targeting large commercial opportunities where we believe our recombinant human collagen (rhCollagen) has the ability to deliver performance and safety advantages,” said Yehiel Tal, CollPlant’s Chief Executive Officer. “Our agreement with AbbVie to co-develop dermal and soft tissue fillers with rejuvenative properties for the medical aesthetic market is a perfect example of our strategy. We are excited by the direction of this program and continue as well to develop on our own the agreement’s option products, including a photocurable dermal filler and an injectable breast implant.”

“We also continue to make important progress with our 3D bioprinted regenerative breast implant program, and anticipate our first large animal study to conclude as planned by the end of 2022. Our collagen-based implants have the potential to meet an enormous unmet need by overcoming the safety challenges of existing breast procedures while promoting natural tissue regeneration. The results of this study, which will evaluate formulation, surgical technique, implant degradation rate and vascularization, will provide the basis for the design of a large pivotal study planned to begin in Q1 2023. We anticipate these studies to support advancement to human clinical trials”.

Recent Corporate Highlights

Strategic Collaboration Agreement with AbbVie: CollPlant’s exclusive worldwide development and commercialization agreement with AbbVie for dermal and soft tissue fillers continues to advance. Within the framework of this collaboration, CollPlant’s proprietary rhCollagen and AbbVie’s technology are combined to develop products for the medical aesthetic market. In February 2021, CollPlant received an upfront payment of $14 million and has the potential to receive an additional $89 million in milestone and option payments for additional products, which include an injectable breast implant and photocurable dermal filler. According to the agreement, CollPlant will also receive royalties on product sales and will manufacture and sell rhCollagen to AbbVie.

3D Bioprinted Regenerative Breast Implant Program: CollPlant’s implants are comprised of the Company’s plant-derived rhCollagen in combination with other biomaterials, and intended to degrade over time while promoting natural tissue regeneration. The 3D bioprinting technology used for the implant fabrication, enables scalable production of highly precise and repeatable constructs, which can be customized to the individual anatomy of a patient. CollPlant initiated a large animal study in June 2022 which is expected to conclude by the end of 2022. The global market for breast implants is estimated to be $2.5B.

Aseptic Production Process for rhCollagen: CollPlant is developing and implementing a fully controlled, closed-loop production process to mass produce sterile rhCollagen. The sterile plant-based collagen is expected to provide better bifunctionality and homogeneity relative to collagen derived from animals or cadavers, with improved safety and reduced risk of contamination.

rhCollagen-based Bioinks: In November 2021, CollPlant launched Collink.3D, a collagen-based Bioink platform, designed to support a wide variety of 3D bioprinting applications. Collink.3D is the first of a portfolio of Bioink products and CollPlant intends to release two additional Bioinks in Q4 2022.

 Second Quarter 2022 Financial Results

Cash, cash equivalents and short-term deposits as of June 30, 2022, were $36.3 million.

GAAP revenues for the second quarter of 2022 were $66,000 and included mainly income from sales of the Company’ BioInk and rhCollagen. Revenues decreased by $625,000 compared to $691,000 in the second quarter of 2021 which mainly related to a decrease in sales of BioInk and Vergenix products.

GAAP cost of revenue for the second quarter of 2022, was $43,000, a decrease of 90% compared to $429,000 in the second quarter of 2021. Cost of revenue includes mainly the cost of the Company’ rhCollagen based products, and royalties to the IIA for our sales. The decrease in cost of revenue in the amount of approximately $386,000 is mainly comprised of: (i) approximately $145,000 in royalty expenses to the IIA, inventory impairment and (ii) approximately $241,000 relating to BioInk, FG and rhCollagen sales.

GAAP gross profit for the second quarter of 2022 was $23,000, compared to gross profit of $262,000 in the second quarter of 2021.

GAAP operating expenses for the second quarter of 2022 were $4.2 million compared to $3.3 million in the second quarter of 2021. The net increase of $900,000 in expenses is mainly comprised of: (i) $453,000 in research and product development activities including process development, (ii) $235,000 in employees’ salaries and share base compensation, including recruitment of new employees for development of new products in 3D bioprinting and medical aesthetics, and (iii) $520,000 in employees and director’s salaries and insurance policy expenses, offset by (iv) a decrease of $410,000 in one-time legal expenses relating to the end of the Company's ADS program, and the registration of the ordinary shares for listing on Nasdaq Global Market in 2021. On a non-GAAP basis, the operating expenses for the second quarter of 2022 were $3.9 million compared to $2.8 million in the second quarter of 2021. Non-GAAP measures exclude certain non-cash expenses.

GAAP financial expenses, net for the second quarter of 2022 totaled $100,000 compared to financial income net, of $25,000 in the second quarter of 2021. The increase in financial expenses is due to the weakening of the Dollar currency compared to the Shekel currency during the second quarter, and the corresponding effect on the Company's lease liabilities.

GAAP net loss for the second quarter of 2022 was $4.3 million or $0.39 basic loss per share, compared to a net loss of $3 million, or $0.30 basic loss per share, for the second quarter of 2021. Non-GAAP net loss for the second quarter of 2022 was $4 million or $0.36 loss per share, compared to a net loss of $2.5 million, or $0.25 basic loss per share, for the second quarter of 2021.

Six months period ended June 30, 2022, compared to six months period ended June 30, 2021

GAAP revenues for the six months ended June 30, 2022, were $132,000 and included mainly income from sales of the Company’ BioInk and rhCollagen. Revenues decreased by $15.1 million compared to $15.2 million in the six months ended June 30, 2021 which mainly derived from the $14 million consideration for the license granted to AbbVie and to decrease in sales of BioInk Vergenix products.

GAAP gross profit for the six months ended June 30, 2022, was $58,000, compared to gross profit of $13.9 million in the six months ended June 30, 2021.

GAAP operating expenses for the six months ended June 30, 2022, accumulated to $8 million, compared to $6.9 million in the six months ended June 30, 2021. The net increase of $1.1 million in expenses is mainly comprised of: (i) an increase of $784,000 in research and product development activities including process development, (ii) an increase of $538,000 in employees’ salaries and share base compensation, including recruitment of new employees for development of new products in 3D bioprinting and medical aesthetics, (iii) an increase of $210,000 in general and administrative employees and directors salaries and insurance policy expenses, offset by (iv) a decrease of $410,000 in one-time legal expenses relating to the end of the Company's ADS program, and the registration of the ordinary shares for listing on Nasdaq Global Market in 2021. On a non-GAAP basis, the operating expenses for the six months ended June 30, 2022 were $3.9 million compared to $2.8 million in the six months ended June 30, 2021. Non-GAAP measures exclude certain non-cash expenses.

GAAP financial expenses, net for the six months ended June 30, 2022, totaled $192,000 compared to financial income net, of $123,000 in the six months ended June 30, 2021. The increase in financial expenses is due to the weakening of the Dollar currency compared to the Shekel currency mainly during the second quarter, and the corresponding effect on the Company's lease liabilities.

GAAP net loss for the six months ended June 30, 2022 was $8.1 million, or $0.74 basic loss per share, compared to a net income of $7.1 million, or $0.76 basic income per share, for the six months ended June 30, 2021. Non-GAAP net loss for the six months ended June 30, 2022 was $7.5 million, or $0.69 basic loss per share, compared to $7.9 million income, or $0.85 basic income per share, for the six months ended June 30, 2021.

Cash used in operating activities during the six months ended June 30, 2022, was $7.2 million compared to $7.7 million cash provided from operating activities in the six months ended June 30, 2021. The change is mainly attributed to the $14 million consideration for the license granted to AbbVie in 2021.

Cash provided by investing activities during the six months ended June 30, 2022, was $30 million compared to $30.4 cash used in the six months ended June 30, 2021. The change is mainly attributed to repayment and investment in short term cash deposits.

Cash provided by financing activities during the six months ended June 30, 2022, was $1.5 million compared to cash provided by financing activities of $36.9 million in the six months ended June 30, 2021. The decrease is mainly attributed to the Company’s registered direct offering in February 2021, which resulted in net proceeds of $32 million and $4.1 million proceeds in exercise of options and warrants.

About CollPlant

CollPlant is a regenerative and aesthetic medicine company focused on 3D bioprinting of tissues and organs, and medical aesthetics. The Company’s products are based on its rhCollagen (recombinant human collagen) produced with CollPlant’s proprietary plant based genetic engineering technology. These products address indications for the diverse fields of tissue repair, aesthetics, and organ manufacturing, and are ushering in a new era in regenerative and aesthetic medicine.

At the beginning of 2021, CollPlant entered into a development and global commercialization agreement for dermal and soft tissue fillers with Allergan, an AbbVie company, the global leader in the dermal filler market. Later in 2021, CollPlant entered a strategic co-development agreement with 3D Systems for a 3D bioprinted regenerative soft tissue matrix for use in breast reconstruction procedures in combination with an implant.

For more information about CollPlant, visit http://www.collplant.com

Use of Non-US GAAP (“non-GAAP”)

Financial results for 2022 and 2021 are presented on both a GAAP and a non-GAAP basis. GAAP results were prepared in accordance with U.S. GAAP and include all revenue and expenses recognized during the period. The release contains certain non-GAAP financial measures for operating costs and expenses, operating income, net income and basic and diluted net income per share that exclude the effects of non-cash expense for fair market value attributed to change in fair value of financial instruments, share-based compensation to employees, directors and consultants, and change in operating lease accounts. CollPlant’s management believes that these non-GAAP financial measures provide meaningful supplemental information regarding the Company’s performance that enhances management’s and investors’ ability to evaluate the Company’s operating costs, comprehensive income and income per share, and to compare them to historical Company results.

The presentation of this non-GAAP financial information is not intended to be considered in isolation or as a substitute for the financial information prepared and presented in accordance with GAAP. Management uses both GAAP and non-GAAP measures when operating and evaluating the Company’s business internally and therefore decided to make these non-GAAP adjustments available to investors. The non-GAAP financial measures used by the Company in this press release may be different from the measures used by other companies.

For more information on the non-GAAP financial measures, please see the “Reconciliation of GAAP to Non-GAAP Financial Measures” later in this release. This accompanying table has more details on the GAAP financial measures that are most directly comparable to non-GAAP financial measures and the related reconciliations between these financial measures.

The Company’s consolidated financial results as of, and for the six months ended June 30, 2022, are presented in accordance with generally accepted accounting principles in the United States of America (“U.S. GAAP”).

Safe Harbor Statements

This press release may include forward-looking statements. Forward-looking statements may include, but are not limited to, statements relating to CollPlant’s objectives plans and strategies, as well as statements, other than historical facts, that address activities, events or developments that CollPlant intends, expects, projects, believes or anticipates will or may occur in the future. These statements are often characterized by terminology such as “believes,” “hopes,” “may,” “anticipates,” “should,” “intends,” “plans,” “will,” “expects,” “estimates,” “projects,” “positioned,” “strategy” and similar expressions and are based on assumptions and assessments made in light of management’s experience and perception of historical trends, current conditions, expected future developments and other factors believed to be appropriate. Forward-looking statements are not guarantees of future performance and are subject to risks and uncertainties that could cause actual results to differ materially from those expressed or implied in such statements. Many factors could cause CollPlant’s actual activities or results to differ materially from the activities and results anticipated in forward-looking statements, including, but not limited to, the following: the Company’s history of significant losses, its ability to continue as a going concern, and its need to raise additional capital and its inability to obtain additional capital on acceptable terms, or at all; the impact of the COVID-19 pandemic; the Company’s expectations regarding the timing and cost of commencing clinical trials with respect to tissues and organs which are based on its rhCollagen based BioInk and products for medical aesthetics; the Company’s ability to obtain favorable pre-clinical and clinical trial results; regulatory action with respect to rhCollagen based BioInk and medical aesthetics products including but not limited to acceptance of an application for marketing authorization review and approval of such application, and, if approved, the scope of the approved indication and labeling; commercial success and market acceptance of the Company’s rhCollagen based products in 3D Bioprinting and medical aesthetics; the Company’s ability to establish sales and marketing capabilities or enter into agreements with third parties and its reliance on third party distributors and resellers; the Company’s ability to establish and maintain strategic partnerships and other corporate collaborations; the Company’s reliance on third parties to conduct some or all aspects of its product manufacturing; the scope of protection the Company is able to establish and maintain for intellectual property rights and the Company’s ability to operate its business without infringing the intellectual property rights of others; the overall global economic environment; the impact of competition and new technologies; general market, political, and economic conditions in the countries in which the Company operates; projected capital expenditures and liquidity; changes in the Company’s strategy; and litigation and regulatory proceedings. More detailed information about the risks and uncertainties affecting CollPlant is contained under the heading “Risk Factors” included in CollPlant’s most recent annual report on Form 20-F filed with the SEC, and in other filings that CollPlant has made and may make with the SEC in the future. The forward-looking statements contained in this press release are made as of the date of this press release and reflect CollPlant’s current views with respect to future events, and CollPlant does not undertake and specifically disclaims any obligation to update or revise any forward-looking statements, whether as a result of new information, future events or otherwise.

Contact at CollPlant:

Eran Rotem

Deputy CEO & CFO

Tel: + 972-73-2325600

Email: Eran@collplant.com

COLLPLANT BIOTECHNOLOGIES LTD.

CONDENSED CONSOLIDATED BALANCE SHEETS

(U.S. dollars in thousands)

	June 30, 2022	December 31, 2021
Assets
Current assets:
Cash and cash equivalents	$36,290	$13,148
Short term cash deposits	-	30,151
Restricted deposit	23	13
Trade receivables	9	270
Other accounts receivable and prepaid expenses	594	424
Inventories	1,356	1,081
Total current assets	38,272	45,087
Non-current assets:
Restricted deposit	189	213
Operating lease right-of-use assets	2,792	2,953
Property and equipment, net	2,925	2,728
Intangible assets, net	235	243
Total non-current assets	6,141	6,137
Total assets	$44,413	$51,224

COLLPLANT BIOTECHNOLOGIES LTD.

CONDENSED CONSOLIDATED BALANCE SHEETS

(U.S. dollars in thousands, except share data)

	June 30, 2022	December 31, 2021
Liabilities and shareholders’ equity
Current liabilities:
Trade payables	$760	$1,034
Operating lease liabilities	477	519
Deferred revenues	-	32
Accrued liabilities and other	1,124	1,429
Total current liabilities	2,361	3,014
Non-current liabilities:
Operating lease liabilities	2,547	3,089
Total non-current liabilities	2,547	3,089
Total liabilities	4,908	6,103

Shareholders’ Equity:
Ordinary shares, NIS 1.5 par value - authorized: 30,000,000 ordinary shares as of June 30, 2022 and December 31, 2021; issued and outstanding: 11,086,481 and 10,772,024 ordinary shares as of June 30, 2022 and December 31, 2021, respectively	4,831	4,664
Additional paid in capital	116,585	114,223
Currency translation differences	(969)	(969)
Accumulated deficit	(80,942)	(72,797)
Total shareholders’ equity	39,505	45,121
Total liabilities and shareholders’ equity	$44,413	$51,224

COLLPLANT BIOTECHNOLOGIES LTD.

CONDENSED CONSOLIDATED STATEMENTS OF OPERATIONS

(U.S. dollars in thousands, except share and per share data)

	Six months ended June 30		Three months ended June 30
	2022	2021	2022	2021
	U.S. dollars in thousands, except per share data
Revenues	$132	$15,191	$66	$691
Cost of Revenue	74	1,315	43	429
Gross Profit	58	13,876	23	262

Operating expenses:
Research and development	4,841	3,534	2,599	1,901
General, administrative and marketing	3,170	3,379	1,609	1,424
Total Operating income (loss)	(7,953)	6,963	(4,185)	(3,063)
Financial income (expenses), net	(192)	123	(100)	25
Net income (loss) for the period	$(8,145)	$7,086	$(4,285)	$(3,038)
Basic net income (loss) per ordinary share	$(0.74)	$0.76	$(0.39)	$(0.30)
Diluted net income (loss) per ordinary share	$(0.74)	$0.58	$(0.39)	$(0.30)
Weighted average ordinary shares outstanding used in computation of basic net income (loss) per share	10,935,611	9,315,817	11,086,481	10,201,231
Weighted average ordinary shares outstanding used in computation of diluted net income (loss) per share	10,935,611	12,173,715	11,086,481	10,201,231

COLLPLANT BIOTECHNOLOGIES LTD.

CONDENSED CONSOLIDATED STATEMENTS OF CASH FLOWS

(U.S. dollars in thousands)

	Six months ended June 30,
	2022	2021
Cash flows from operating activities:
Income (loss)	$(8,145)	$7,086
Adjustments for:
Depreciation and amortization	501	352
Gains from Short term cash deposits	(87)	(74)
Share-based compensation to employees and consultants	1,055	954
Exchange differences on cash and cash equivalents	727	13
Financial Income related to financial instruments	-	(28)

Changes in operating asset and liability items:
Decrease in trade receivables	261	553
Decrease (increase) in inventories	(275)	322
Increase in other receivables	(170)	(740)
Decrease in operating right of use assets	220	188
Decrease in trade payables	(274)	(100)
Decrease in lease liabilities	(643)	(272)
Decrease in accrued liabilities and other payables	(305)	(309)
Decrease in deferred revenues	(32)	(207)
Net cash provided by (used in) operating activities	(7,167)	7,738
Cash flows from investing activities:
Capitalization of intangible assets	(12)	(82)
Purchase of property and equipment	(678)	(365)
Repayment of a short term deposits	50,238	-
Investment in short term deposits	(20,000)	(30,000)
Net cash provided by (used in) investing activities	29,548	(30,447)
Cash flows from financing activities:
Proceeds from issuance of shares and warrants less issuance expenses	-	32,743
Exercise of options and warrants into shares	1,474	4,128
Net cash provided by financing activities	1,474	36,871
Exchange differences on cash and cash equivalents and restricted deposits	(727)	(13)
Net increase in cash and cash equivalents and restricted deposits	23,128	14,149
Cash and cash equivalents and restricted deposits at the beginning of the year	13,374	3,526

Cash and cash equivalents and restricted deposits at the end of the year	$36,502	$17,675

COLLPLANT BIOTECHNOLOGIES LTD.

APPENDICES TO CONDENSED CONSOLIDATED STATEMENTS OF CASH FLOWS

(U.S. dollars in thousands)

	Six months ended June 30,
	2022	2021
Appendix to the statement of cash flows
A. Supplementary information on investing and financing activities not involving cash flows:

Obtaining right of use assets in exchange for a lease liability	59	184
Classification of issuance costs liability to equity	-	50

B. Reconciliation of Cash, cash equivalents and restricted cash at the end of the year

Cash and cash equivalents	36,290	17,485
Restricted deposits (including long term)	212	190
Total cash and cash equivalents and restricted deposits	$36,502	$17,675

CollPlant Biotechnologies Ltd.

Reconciliation of GAAP to Non-GAAP Financial Measures

(U.S. dollars in thousands, except per share data)

(Unaudited)

	Six months ended June 30		Three months ended June 30
	2022	2021	2022	2021
	USD in thousands

GAAP gross profit	$58	$13,876	$23	$262

GAAP operating expenses:	8,011	6,913	4,208	3,325

Change of operating lease accounts	423	84	329	(43)
Share-based compensation to employees, directors and consultants	(1,055)	(954)	(594)	(469)
Non-GAAP operating expenses:	7,379	6,043	3,943	2,813

GAAP operating income (loss)	(7,953)	6,963	(4,185)	(3,063)

Non-GAAP operating income (loss)	(7,321)	7,833	(3,920)	(2,551)

GAAP Net Income (loss)	(8,145)	7,086	(4,285)	(3,038)

Change in fair value of financial instruments	-	(28)	-	-
Change of operating lease accounts	(423)	(84)	(329)	43
Share-based compensation to employees, directors and consultants	1,055	954	594	469
Non-GAAP Net Income (loss)	$(7,513)	$7,928	$(4,020)	$(2,526)
GAAP Basic income (loss) per ordinary share	$(0.74)	$0.76	$(0.39)	$(0.3)
NON- GAAP Basic income (loss) per ordinary share	$(0.69)	$0.85	$(0.36)	$(0.25)
GAAP Diluted income (loss) per ordinary share	$(0.74)	$0.58	$(0.39)	$(0.3)
Non-GAAP Diluted income (loss) per ordinary share	$(0.69)	$0.65	$(0.36)	$(0.25)